FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolution adopted at Banco de Chile’s Board meeting held on January 27, 2011, at which time it was resolved, among other matters, the modification of the current American Depositary Receipts Program.

Santiago, January 28,  2011

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

                 Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution, that in the Ordinary Meeting held on January 27, 2011, the Board of Directors of Banco de Chile agreed to modify the current American Depositary Receipts Program (ADRs), that the Bank has registered with the Securities and Exchange Commission (“SEC”), with the purpose of extending its application to all shares currently issued by Banco de Chile and to all shares to be issued in the future by Banco de Chile.

This modification shall be materialized through the amendment of the respective clauses of the Deposit Agreement dated November the 27th, 2001, entered among Banco de Chile and JP Morgan Chase Bank, as Depositary Bank. Such Deposit Agreement and the referred Program will be subject to the exchanges regulations of general application of Chapter XIV of the “Compendium of Foreign Exchange Regulations” issued by the Central Bank of Chile or such new regulations that may be issued in the future. Likewise, as a consequence of the aforementioned,  the Board of Directors resolved to agree with the Central Bank of Chile and with JP Morgan Chase Bank the termination of the exchange regime established by the current Exchange Convention, subscribed under former Chapter XXVI of the mentioned Compendium.

Finally, the Board of Directors agreed to strictly observe all contractual and regulatory provisions, including the notification to the ADRs holders of the modification to the mentioned Program, in order that the ADRs holders are able to exercise within 30 days counted from the date that they were given notice of the rights they have under the Deposit Agreement and under applicable regulations.

 Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2011.

Banco de Chile /s/ Arturo Tagle Q. By: Arturo Tagle Q. CEO